July 22, 2025

Ryan Cohen
Chief Executive Officer
GameStop Corp.
625 Westport Parkway
Grapevine, TX 76051

       Re: GameStop Corp.
           Form 10-K for Fiscal Year Ended February 3, 2024
           Form 10-K for Fiscal Year Ended February 1, 2025
           File No. 001-32637
Dear Ryan Cohen:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Erica Hogan